UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*


                              DELCATH SYSTEMS, INC.
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                    24661P104
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                                 (CUSIP Number)
                                                     with a copy to:
     Mr. Robert Ladd                                 Robert G. Minion, Esq.
     Laddcap Value Advisors LLC                      Lowenstein Sandler PC
     650 Fifth Avenue, Suite 600                     65 Livingston Avenue
     New York, New York 10019                        Roseland, New Jersey  07068
     (212) 259-2070                                  (973) 597-2424
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 10, 2006
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.      24661P104
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                                Robert Ladd
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)
             (b)
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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):  WC
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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    United States
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        Number of                     7) Sole Voting Power:           2,130,039*
                                         ---------------------------------------
        Shares Beneficially           8) Shared Voting Power:                 0*
                                         ---------------------------------------
        Owned by
        Each Reporting                9) Sole Dispositive Power:      2,130,039*
                                         ---------------------------------------
        Person With                  10) Shared Dispositive Power:            0*
                                         ---------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  2,130,039*
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  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
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  13)  Percent of Class Represented by Amount in Row (11):      10.9%*
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  14)  Type of Reporting Person (See Instructions):      IN
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*Laddcap Value Partners LP, a Delaware limited partnership  ("Laddcap"),  is the record holder of 2,130,039 shares of the common stock, par value $0.01 per share (the "Shares"), of Delcath Systems, Inc. (the "Company"). Robert Ladd possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Laddcap. Thus, as of July 10, 2006 for the purposes of Reg. Section 240.13d-3, Mr. Ladd is deemed to beneficially own 2,130,039 Shares, or 10.9% of the Shares deemed issued and outstanding as of that date.

Item 4.   Purpose of Transaction.
          ----------------------

          Item  4  is  hereby   amended  by  adding  the  following   after  the
twenty-eighth paragraph thereof:

          Effective July 10, 2006, Laddcap entered into a written agreement (the "July 10 Letter Agreement") with the Company in which Laddcap and the Company agreed that (i) Laddcap would withdraw its requests for a special meeting of Delcath's stockholders pursuant to Laddcap's letters dated May 11, 2006 and June 6, 2006, and (ii) Laddcap and the Company would immediately dismiss without prejudice the Delaware Stockholder Litigation. Laddcap and the Company confirmed to each other that the agreements set forth in July 10 Letter Agreement shall not constitute a waiver of any rights or defenses that either party may have, nor shall it be deemed to prejudice or restrict any future actions that either party may desire to take.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended and restated in its entirety as follows:

          Based upon information set forth in the Notice of Annual Meeting of Stockholders on Form 14A, as filed with the Securities and Exchange Commission on April 24, 2006, there were 19,541,674 Shares issued and outstanding as of April 17, 2006. As of July 10, 2006, Laddcap is the holder of 2,130,039 Shares. Mr. Ladd possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Laddcap. Thus, as of July 10, 2006 for the purposes of Reg. Section 240.13d-3, Mr. Ladd is deemed to beneficially own 2,130,039 Shares, or 10.9% of the Shares deemed issued and outstanding as of that date.

          The following table details the transactions in Shares by Mr. Ladd or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which were effected in an ordinary brokerage transaction) since the date of event that required the filing by Mr. Ladd of Amendment No. 9 to the Schedule 13D with respect to the Company:


          Date           Quantity of Shares      Transaction     Price per Share
          ----           ------------------      -----------     ---------------

      June 28, 2006             1,800              purchase          $5.08
      June 28, 2006               200              purchase          $5.09
      June 28, 2006             3,800              purchase          $5.10
      June 28, 2006               600              purchase          $5.11
      June 28, 2006             6,400              purchase          $5.12
      June 28, 2006             5,000              purchase          $5.20
      June 30, 2006            10,000              purchase          $5.25


          Except as set forth above, there were no other transactions in Shares or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Ladd or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof since the date of event that required the filing by Mr. Ladd of Amendment No. 9 to the Schedule 13D with respect to the Company.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            July 10, 2006


                                            /s/ Robert Ladd
                                           -------------------------------------
                                            Robert Ladd, in his  capacity as the
                                            managing  member  of  Laddcap  Value
                                            Associates LLC, the general  partner
                                            of Laddcap Value Partners LP


           Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).